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EXHIBIT 4.1

                          SECURITY ASSET CAPITAL CORP.

                            2002 STOCK INCENTIVE PLAN

                                   ARTICLE I.

                        PURPOSE AND ADOPTION OF THE PLAN

         1.1. PURPOSE. The purpose of the Security Asset Capital Corp. 2002 Stock Incentive Plan (hereinafter referred to as the "Plan") is to assist in attracting, retaining and compensating highly competent key employees, non-employee directors and consultants and to act as an incentive in motivating selected key employees, non-employee directors and consultants of Security Asset Capital Corp. to achieve long-term corporate objectives, as well as to reduce debts of the Company through the issuance of Common Stock rather than the payment of cash.

         1.2. ADOPTION AND TERM. The Plan has been approved by the Board of Directors (hereinafter referred to as the "Board") of Security Asset Capital Corp. (hereinafter referred to as the "Company"), effective as of ?. The Plan shall remain in effect until terminated by action of the Board.

                                   ARTICLE II.

                                     SHARES

         2.1. NUMBER OF SHARES ISSUABLE. The total number of shares initially authorized to be issued under the Plan shall be up to 2,000,000 shares of common stock of the Company, par values $0.001 per share ("Common Stock").

                                  ARTICLE III.

                                  PARTICIPATION

         3.1. ELIGIBLE PARTICIPANTS. Participants in the Plan shall be such key employees, consultants, and non-employee directors of the Company as the Board, in its sole discretion, may designate from time to time. The Board's issuance of Common Stock to a participant in any year shall not require the Board to designate such person to receive Common Stock in any other year. The Board shall consider such factors as it deems pertinent in selecting participants and in determining the amount of Common Stock to be issued.